SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Investors Bancorp, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

46146L101
(CUSIP Number)

Peter Carlin

Blue Harbour Group, L.P.

646 Steamboat Road

Greenwich, Connecticut 06830

(203) 422-6540

with a copy to:

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 17, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46146L101	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Blue Harbour Group, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN; IA

CUSIP No. 46146L101	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Blue Harbour Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 46146L101	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Clifton S. Robbins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 46146L101	SCHEDULE 13D/A	Page 5 of 7 Pages

This Amendment No. 5 ("Amendment No. 5") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on August 21, 2014 (as amended, the "Schedule 13D") with respect to the common stock, $0.01 par value (the “Common Stock”), of Investors Bancorp, Inc., a Delaware corporation (the “Issuer”).  Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D. This Amendment No. 5 amends Items 3, 4, 5(a)-(c) and (e), 6 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons no longer beneficially own any shares of Common Stock.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On December 17, 2019, the Manager entered into an agreement with the Issuer (the "Purchase Agreement") pursuant to which, subject to customary closing conditions, the Issuer has agreed to purchase 27,318,628 shares of Common Stock from funds managed by the Manager (which constitutes all of the shares of Common Stock beneficially owned by the Manager and held by the funds) at a price of $12.2869 per share. The closing under the Purchase Agreement is expected to occur on December 18, 2019.

Concurrently with the signing of the Purchase Agreement, Peter H. Carlin has submitted a resignation letter to the Company resigning from the Board and the Board of Directors of the Bank, and any subsidiary or affiliate of the Issuer or the Bank, which resignation is conditioned on the occurrence of the closing under the Purchase Agreement.

The foregoing summary of the Purchase Agreement is qualified in its entirety to the full text of the Purchase Agreement, which is attached hereto as Exhibit 3 and which is incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) – (c) and (e) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) – (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

(c) Other than as described in Item 4, the Reporting Persons did not effect any transactions in the Common Stock during the past sixty days.

(e) December 17, 2019.

CUSIP No. 46146L101	SCHEDULE 13D/A	Page 6 of 7 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On December 17, 2019, the Issuer and the Manager entered into the Purchase Agreement, the terms of which are described in Item 4 of this Amendment No. 5. A copy of such agreement is attached hereto as Exhibit 3 and is incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

2.	Purchase Agreement, dated as of December 17, 2019.

CUSIP No. 46146L101	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 18, 2019

BLUE HARBOUR GROUP, L.P.
By: Blue Harbour Holdings, LLC, its general partner

By:	/s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member
blue harbour holdings, llc
By:	/s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member

/s/ Clifton S. Robbins
CLIFTON S. ROBBINS

PURCHASE AGREEMENT

This PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of December 17, 2019 by and between Investors Bancorp, Inc., a Delaware corporation (the “Company”), and Blue Harbour Group, L.P., a Delaware limited partnership (“Blue Harbour”).

WHEREAS, as of the date hereof, funds managed by Blue Harbour (collectively, the “Funds”) beneficially own 27,318,628 shares of the issued and outstanding common stock of the Company, par value $0.01 per share (the “Common Stock”), which represents approximately 9.94% of the issued and outstanding shares of Common Stock of the Company (the “Company Shares”);

WHEREAS, Blue Harbour desires to sell, and to cause the Funds to sell, and the Company desires to purchase, free and clear of any and all Liens, all of the Company Shares beneficially owned by Blue Harbour and the Funds; and

WHEREAS, the Company and Blue Harbour have determined to come to an agreement with respect to the Company Shares on the terms and conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the foregoing premises and the covenants, agreements and representations and warranties contained herein, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
PURCHASE AND SALE; CLOSING

Section 1.1 Purchase and Sale. On the date of Closing Date (as hereinafter defined), upon the terms and subject to the conditions of this Agreement, Blue Harbour agrees to cause the Funds to sell, convey, assign, transfer and deliver to the Company, and the Company agrees to purchase from the Funds, the Company Shares, representing all of the Company Shares beneficially owned by Blue Harbour and the Funds, free and clear of any and all mortgages, pledges, encumbrances, liens, security interests, options, charges, claims, deeds of trust, deeds to secure debt, title retention agreements, rights of first refusal or offer, limitations on voting rights, proxies, voting agreements, limitations on transfer or other agreements or claims of any kind or nature whatsoever (collectively, “Liens”).

Section 1.2 Purchase Price. Upon the terms and subject to the conditions of this Agreement, in consideration of the sale, conveyance, assignment, transfer and delivery to the Company of the Company Shares, the Company shall, on the Closing Date, pay to Blue Harbour $335,661,250.37, without interest (the “Purchase Price”), representing a price per share of $12.2869 for each of the Company Shares purchased by the Company under this Agreement.

Section 1.3 Closing Matters.

(a)       Closing.

(i)       The closing of the purchase and sale of the Company Shares (the “Closing”) pursuant to the terms of this Agreement shall occur on December 18, 2019 (the “Closing Date”).

(ii)       The Closing and the obligations of the Company and Blue Harbour under Section 1.1 and Section 1.2, as applicable, shall be conditioned on the satisfaction or written waiver of the following conditions (collectively, the “Closing Conditions”): (A) no injunction or other order, judgment, law, regulation, decree or ruling or other legal restraint or prohibition shall have been issued, enacted or promulgated by a court or other governmental or regulatory authority of competent jurisdiction that would have the effect of prohibiting or preventing the consummation of the transactions contemplated hereunder; (B) the representations and warranties of the other party set forth in this Agreement shall be true and correct as of the date of this

Agreement and as of the Closing Date; and (C) timely performance by the other party in all material respects of all of its obligations under this Agreement required to be performed prior to or at the Closing.

(b)       Closing Deliveries.

(i)       On the Closing Date, in accordance with Section 1.2, the Company shall deliver or cause to be delivered to Blue Harbour an amount equal to the Purchase Price by wire transfer of immediately available funds to one or more accounts as Blue Harbour shall designate in writing on or prior to the Closing Date.

(ii)       On the Closing Date, Blue Harbour shall (A) deliver or cause to be delivered to the Company the certificates, if any, representing the Company Shares, duly and validly endorsed or accompanied by stock powers duly and validly executed, or (B) in lieu of any such certificates, Blue Harbour may arrange for an appropriate electronic transfer (including through Deposit and Withdrawal at Custodian (“DWAC”)) of the Company Shares to one or more accounts designated by the Company, in the case of each of (A) and (B), sufficient to convey to the Company good, valid and marketable title in and to the Company Shares, free and clear of any and all Liens.

Section 1.4. Resignation as Director. Concurrently with the execution of this Agreement, Blue Harbour has delivered the written resignation letter of Peter H. Carlin as a director of the Company and its wholly owned subsidiary, Investors Bank (the “Bank”), and any subsidiary or affiliate of the Company or the Bank, which resignation is conditioned on the occurrence of the Closing.

ARTICLE II
COVENANTS

Section 2.1 Public Announcement; Public Filings.

(a)       Following the execution of this Agreement, the Company shall issue a press release (the “Press Release”) in the form attached hereto as Exhibit A. Prior to the issuance of the Press Release, neither the Company nor Blue Harbour (or its Affiliates or Representatives) shall issue any press release or public announcement regarding this Agreement or take any action that would require public disclosure thereof without the prior written consent of the other party.

(b)       No later than four (4) Business Days following the date of this Agreement, the Company shall file with the SEC a Current Report on Form 8-K reporting its entry into this Agreement, disclosing applicable items to conform to its obligations hereunder and appending this Agreement as an exhibit thereto (the “Form 8-K”). The Form 8-K shall be consistent with the terms of this Agreement and the Press Release. The Company shall provide Blue Harbour and its Representatives with a reasonable opportunity to review and comment on the Form 8-K prior to the filing with the SEC and consider in good faith any comments of Blue Harbour and its Representatives.

(c)       No later than two (2) Business Days following the date of this Agreement, Blue Harbour shall file with the SEC an amendment to its Schedule 13D in compliance with Section 13 of the Exchange Act reporting its entry into this Agreement, disclosing applicable items to conform to its obligations hereunder and including the terms of this Agreement and including this Agreement as an exhibit thereto (the “Schedule 13D Amendment”). The Schedule 13D Amendment shall be consistent with the terms of this Agreement and the Press Release. Blue Harbour shall provide the Company and its Representatives with a reasonable opportunity to review the Schedule 13D Amendment prior to it being filed with the SEC and consider in good faith any comments of the Company and its Representatives.

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ARTICLE III
REPRESENTATIONS AND WARRANTIES OF BLUE HARBOUR

Blue Harbour makes the following representations and warranties to the Company:

Section 3.1 Existence; Authority. It is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, and has all requisite competence, power and authority to execute and deliver this Agreement to which such member is or will be a party, to perform its or his obligations hereunder and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery and performance of this Agreement to which such member is or will be a party.

Section 3.2 Enforceability. This Agreement has been duly and validly executed and delivered by Blue Harbour and, assuming due and valid authorization, execution and delivery by the Company, this Agreement constitutes a legal, valid and binding agreement of each member of Blue Harbour, enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally (including, without limitation, fraudulent conveyance laws) and by general principles of equity, regardless of whether considered in a proceeding in equity or at law.

Section 3.3 Ownership. Blue Harbour (and/or the Funds), is the sole beneficial owner of the Company Shares, free and clear of any and all Liens other than general pledge agreements that may be applicable in connection with prime brokerage or similar arrangements entered into by it, which shall not restrict obligations of Blue Harbour under this Agreement, including, but not limited to, selling the Company Shares to the Company (or causing the Funds to sell the Company Shares) in accordance with this Agreement. Blue Harbour (and/or the Funds) has full power and authority to transfer full legal ownership of Company Shares to the Company, and is not required to obtain the approval of any person or governmental or regulatory authority or organization to effect the sale of the Company Shares. Other than the Company Shares, neither Blue Harbour nor the Funds beneficially owns any shares of common stock of the Company.

Section 3.4 Good Title Conveyed. The stock certificates and stock powers, if any, executed and delivered by, or DWAC transfer in lieu of such stock certificates made by, or caused to be made by, Blue Harbour at the Closing will be valid and binding obligations of Blue Harbour (and/ or the Funds), enforceable in accordance with their respective terms, and vest in the Company good, valid and marketable title to all the Company Shares, free and clear of any and all Liens.

Section 3.5 No Conflict. The execution and delivery, and the performance by, Blue Harbour of its obligations hereunder and compliance by Blue Harbour with all of the provisions hereof and the consummation of the transactions described herein (a) shall not conflict with, or result in a breach or violation of, or default under, any contract to which any Blue Harbour or any of its Affiliates is a party, (b) shall not result in any violation or breach of any provision of its organizational documents, and (c) shall not conflict with or result in any violation of any law applicable to it or any Affiliate, except with respect to each of (a) and (c), such conflicts, breaches, violations or defaults as would not reasonably be expected to materially and adversely affect the ability of Blue Harbour to perform its or his obligations under this Agreement.

Section 3.6 Absence of Litigation. As of the date hereof, there is no suit, action, investigation or proceeding pending or, to the knowledge of Blue Harbour, threatened against it that could impair the ability of Blue Harbour to perform its or his obligations hereunder or to consummate the transactions contemplated hereby to which it or he is a party, except with respect to such suits, actions, investigations or proceedings as would not reasonably be expected to materially and adversely affect the ability of Blue Harbor to perform its or his obligations under this Agreement.

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Section 3.7 Consents and Approvals. No consent, approval, order, authorization, registration or qualification of or with any governmental or regulatory authority or organization having jurisdiction over Blue Harbour is required in connection with the execution, delivery and performance by it of this Agreement or the consummation of any transactions contemplated hereby to which it is a party.

Section 3.8 Other Acknowledgments. Blue Harbour (1) is a sophisticated person familiar with transactions similar to those contemplated by this Agreement, (2) has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the sale of the Company Shares hereunder and (3) has independently and without reliance upon the Company, and based on such information and the advice of such advisors as it has deemed appropriate, made its own analysis and decision to enter into this Agreement. Blue Harbour has asked questions of the Company and has made a full evaluation of the risks and merits of the repurchase transaction that is the subject of this Agreement. Blue Harbour hereby waives any right to additional consideration with respect to the Company Shares, and acknowledges that none of the Company or its Affiliates or agents is acting as a fiduciary or financial or investment adviser to it, and has not given it any investment advice, opinion or other information on whether the sale of the Company Shares is prudent. Blue Harbour understands and acknowledges that the Company is not making, and has not made, any statement, representation or warranty to it concerning: (i) the fairness or adequacy of the Purchase Price, (ii) the current or likely future value of the Company Shares, (iii) the markets, business, products, management, technical or marketing capabilities, financial affairs or prospects of the Company or (iv) any other matter that has been relied upon by it or its legal counsel or advisors in assessing the value of the Company Shares or determining whether to enter into this Agreement upon the terms and conditions set forth herein.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYERS AND THE COMPANY

The Company hereby makes the following representations and warranties to Blue Harbour:

Section 4.1 Existence; Authority. The Company is a corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company, has all requisite organizational power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby and has taken all necessary organizational action to authorize the execution, delivery and performance of this Agreement.

Section 4.2 Enforceability. This Agreement has been duly and validly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery by Blue Harbour, this Agreement constitutes a legal, valid and binding agreement of the Company, enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally (including, without limitation, fraudulent conveyance laws) and by general principles of equity, regardless of whether considered in a proceeding in equity or at law.

Section 4.3 Absence of Litigation. As of the date hereof, other than as described in the Company’s public filings with the SEC, there is no suit, action, investigation or proceeding pending or, to the knowledge of the Company, threatened against the Company that could impair the ability of the Company to perform its obligations hereunder or to consummate the transactions contemplated hereby, except with respect to such suits, actions, investigations or proceedings as would not reasonably be expected to materially and adversely affect the ability of the Company to perform its obligations under this Agreement.

Section 4.4 No Conflict. The execution and delivery by the Company and the performance by the Company of its obligations hereunder and compliance by the Company with all of the provisions hereof and the consummation by the Company of the transactions described herein (a) shall not conflict with, or result in a breach

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or violation of, or default under, any contract to which the Company is a party, (b) shall not result in any violation or breach of any provision of the organizational documents of the Company and (c) shall not conflict with or result in any violation of any law applicable to the Company or any of its properties or assets, except with respect to each of (a) and (c), such conflicts, breaches, violations or defaults as would not reasonably be expected to materially and adversely affect the ability of the Company to perform its obligations under this Agreement.

Section 4.5 Consents and Approvals. No consent, approval, order, authorization, registration or qualification of or with any governmental or regulatory authority or organization having jurisdiction over the Company is required in connection with the execution, delivery and performance by the Company of this Agreement or the consummation by the Company of any transactions contemplated hereby to which it is a party.

ARTICLE V
MISCELLANEOUS

Section 5.1 Survival. Each of the representations, warranties, covenants and agreements contained in this Agreement shall survive the Closing. Notwithstanding any knowledge of facts determined or determinable by any party by investigation, each party shall have the right to fully rely on the representations, warranties, covenants and agreements of the other parties contained in this Agreement. Each representation, warranty, covenant and agreement contained in this Agreement is independent of each other representation, warranty, covenant and agreement contained in this Agreement. Except as expressly set forth in this Agreement, no party has made any representation, warranty, covenant or agreement and the parties expressly disclaim reliance on any extra contractual statement or omissions.

Section 5.2 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given if so given) by hand delivery, email, facsimile, cable, telecopy or mail (registered or certified, postage prepaid, return receipt requested) to the respective parties hereto addressed as follows:

If to the Company:

Investors Bancorp, Inc.

101 JFK Parkway

Short Hills, NJ 07078

Attention: Brian F. Doran, Esq., Executive Vice President and General Counsel

Email: bdoran@myinvestorsbank.com

With copies to:

Luse Gorman, PC
5335 Wisconsin Ave, NW
Washington, DC 20015

Attention: John J. Gorman, Esq.
Email: jgorman@luselaw.com
If to Blue Harbour:

Blue Harbour Group, L.P.

646 Steamboat Road

Greenwich, CT 06830

Attention: General Counsel

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Email: rrasamny@bhgrp.com

With copies to:

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Attention: Eleazer N. Klein & Aneliya S. Crawford

Email: eleazer.klein@srz.com

Section 5.3 Certain Definitions. As used in this Agreement: (a) the terms “Affiliate” and “Associate” (and any plurals thereof) have the meanings ascribed to such terms under Rule 12b-2 promulgated by the SEC under the Exchange Act and shall include all persons or entities that at any during the Restrictive Period become Affiliates or Associates of any applicable person or entity referred to in this Agreement,;

(b)       the terms “beneficial ownership” or “beneficially owned” shall have the meanings set forth in Rule 13d-3 under the Exchange Act; (c) the term “Business Day” shall mean any day other than a Saturday, Sunday or other day on which commercial banks in the State of New York are authorized or obligated to be closed by applicable law; (d) the term “Extraordinary Transaction” means any tender offer, exchange offer, merger, consolidation, acquisition, business combination, sale, recapitalization, restructuring, or other transaction with a third party that, in each case, that results in a change in control of the Company or the sale of substantially all of its assets; (e) the term “Representatives” means: (i) a person’s Affiliates and Associates and (ii) its and their respective directors, officers, employees, partners, members, managers, consultants, financial, legal or other advisors, insurance carriers, agents and other representatives acting in a capacity on behalf of, in concert with or at the direction of such person or its Affiliates or Associates; (f) the term “Third Party” refers to any person that is not a party, a member of the Board, a director or officer of the Company, or legal counsel to either party; and (g) the Company and Blue Harbour will be referred to herein individually as a “party” and collectively as “parties.”

Section 5.4 Specific Performance. The Company and Blue Harbour acknowledge and agree that the other would be irreparably injured by a breach of this Agreement and that money damages are an inadequate remedy for an actual or threatened breach of this Agreement. Accordingly, the parties agree to the granting of specific performance of this Agreement and injunctive or other equitable relief as a remedy for any such breach or threatened breach, without proof of actual damages, and further agree to waive any requirement for the securing or posting of any bond in connection with any such remedy. Such remedy shall not be deemed to be the exclusive remedy for a breach of this Agreement, but shall be in addition to all other remedies available at law or equity.

Section 5.5 Expenses. All fees and expenses incurred by a party hereto in connection with the matters contemplated by this Agreement shall be borne by the party incurring such fee or expense, including without limitation the fees and expenses of any investment banks, attorneys, accountants or other experts or advisors retained by such party.

Section 5.6 Attorneys’ Fees. If any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought against any party to this Agreement, the prevailing party shall be entitled to recover its reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

Section 5.7 Waiver. Any waiver of any term or condition of this Agreement must be in writing and signed by the party to be charged. Any waiver by any party hereto of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other

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provision of this Agreement. The failure of a party hereto to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

Section 5.8 Severability. If any term, provision, covenant or restriction of this Agreement is held by a Delaware Court to be invalid or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated by such holding.

Section 5.9 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, that, this Agreement (and any of the rights, interests or obligations of any party hereunder) may not be assigned by any party without the prior written consent of the other parties hereto, such consent not to be unreasonably withheld. Any purported assignment of a party’s rights under this Agreement in violation of the preceding sentence shall be null and void.

Section 5.10 Entire Agreement; Amendments; Third Party Beneficiaries. This Agreement (including any Exhibits hereto) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements (including that agreement made and entered into as of March 27, 2017, by and among the Company and Blue Harbour) and understandings, both written and oral, among the parties with respect to the subject matter hereof and, except as expressly set forth in the following sentence, is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. This Agreement may be amended only by a written instrument duly executed by the parties hereto or their respective permitted successors or assigns.

Section 5.11 Headings. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 5.12 Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware without regard to its choice of law principles to the extent that the application of the laws of another jurisdiction would be required thereby.

Section 5.13 Submission to Jurisdiction; Waiver of Jury Trial. Each party hereby irrevocably and unconditionally (a) submits, for itself and its property, to the exclusive jurisdiction and venue of the courts of the State of Delaware (the “Delaware Courts”), and any appellate court from any decision thereof, in any Legal Proceeding with respect to the subject matter of this Agreement, including the negotiation, execution or performance of this Agreement and agrees that all claims in respect of any such Legal Proceeding shall be heard and determined in the Delaware Courts, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any Legal Proceeding with respect to the subject matter of this Agreement or the negotiation, execution or performance of this Agreement in the Delaware Courts, including any objection based on its place of incorporation or domicile, (c) waives, to the fullest extent permitted by applicable law, the defense of an inconvenient forum to the maintenance of such Legal Proceeding in any such court and (d) agrees that a final non-appealable judgment in any such Legal Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law. The parties waive any right to a trial by jury with respect to any Legal Proceeding.

Section 5.14 Counterparts; Facsimile. This Agreement may be executed in counterparts, including by facsimile or PDF electronic transmission, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

Section 5.15 Further Assurances. Upon the terms and subject to the conditions of this Agreement, each of the parties hereto agrees to execute such additional documents, to use commercially reasonable efforts to take, or

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cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate or make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

Section 5.16 Interpretation. The parties acknowledge and agree that this Agreement has been negotiated at arm’s length and among parties equally sophisticated and knowledgeable in the matters covered hereby. Accordingly, any rule of law or legal decision that would require interpretation of any ambiguities in this Agreement against the party that has drafted it is not applicable and is hereby waived.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first written above.

INVESTORS BANCORP, INC.

By:	/s/ Kevin Cummings
Name: Kevin Cummings
Title: Chairman and CEO

BLUE HARBOUR GROUP, L.P.

By:	/s/ Robert Rasamny
Name: Robert Rasamny
Title: General Counsel

[Signature Page to Stock Repurchase Agreement]

9

Exhibit A

PRESS RELEASE

(Investors Bancorp)

Investors Bancorp, Inc. Accelerates Capital Management Plans With Agreement to Repurchase Shareholder’s 27.3 Million Shares

Short Hills, New Jersey - (December 18, 2019) Investors Bancorp, Inc. (Nasdaq - ISBC) (the “Company”) announced today that it has entered into an agreement to repurchase all of the shares of its common stock owned by Blue Harbour Group and its affiliated investment funds (“Blue Harbour”) for an aggregate purchase price of approximately $335.7 million. Specifically, Blue Harbour sold 27,318,628 shares of common stock to the Company in a private transaction for $12.29 per share, which represents the volume weighted average price of such shares on the date of the agreement.

In conjunction with the transaction, Peter H. Carlin, Blue Harbour’s designated representative on the Board of Directors of the Company (the “Board”), has resigned from the Board. Mr. Carlin advised the Company that he has no disagreement with the Company or the Board.

Kevin Cummings, Chairman and Chief Executive Officer of Investors Bancorp, stated: “Blue Harbour has been a great partner and lead shareholder of our Company and Peter Carlin has been an effective director. We thank both for their commitment to the best interests of the Company, and Peter for his service,” Mr. Cummings concluded.

Mr. Carlin stated: “Blue Harbour has great respect for the management team, employees and Board of Directors at Investors Bancorp. We particularly commend the Company’s leadership for its recently approved acquisition of Gulf Coast Bancorp, and for raising the dividend six times and repurchasing approximately 29% of its shares during our ownership period prior to today’s share repurchase announcement. Operationally, we are proud that Investors Bancorp has strengthened its financing offerings to small and medium-sized enterprises seeking sub-$1 million loans and maintained a policy to avoid lending to businesses with significant potential for environmental impact. We wish Investors Bancorp continued success.”

Investors Bancorp, Inc. is the holding company for Investors Bank, which operates from its corporate headquarters in Short Hills, New Jersey and 147 branches located throughout New Jersey and New York.

This release includes “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements may be identified by words such as “believes,” “will,” “expects,” “project,” “may,” “could,” “anticipate,” “estimates,” “intends,” “plans” and similar expressions. These statements are based upon the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties. A variety of factors could cause the Company’s actual results to differ from those expected at the time of this release. For a discussion of some of the factors that may cause actual results to differ from expectations, please refer to the Company’s most recent Annual Report on Form 10-K and other filings as filed with the SEC. Investors are urged to review all information contained in these reports, including the risk factors discussed therein. Copies of these filings are available at no cost on the SEC’s website or the Investors Bancorp website. Forward looking statements speak only as of the date they are made, and the Company does not undertake to update them to reflect changes.

Investor Relations Contact

Investors Bancorp, Inc.
Contact:  Marianne Wade
(973) 924-5100
investorrelations@investorsbank.com